KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

04030102

May 12, 2004

BY HAND Paul Dudek

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

RECEIVED
2004 MAY 14 A 11: 52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's May 10, 2004 press release regarding the Company's 2004 first quarter results.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

dlw 5/17

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

LAGARDERE



Press Release

1st QUARTER OF 2004

LAGARDERE MEDIA REPORTS ACCELERATION IN REVENUES GROWTH

up + 3.4% *(on a like-for-like basis)* (*)

On a like-for-like basis, Lagardère Media has posted positive growth in all its activities and at a faster rate than in each of the three previous quarters.
This performance was achieved in spite of a difficult period of comparison, since the media activities that contributed most to revenues —Book, Press and Distribution— had grown by + 8.3%, + 6% and + 6.7%, respectively, on a like-for-like basis in the 1st quarter of 2003.
Lagardère Media again benefited from the qualities of its portfolio of activities: first-rate competitive positions, strong internationalization, balance between cyclic and non-cyclic activities, and a trend toward improvement in the advertising market —particularly in the Radio business.
In an environment marked by a significant drop in the dollar (off more than 14% compared to the 1st quarter of 2003), the published revenues of Lagardère Media nevertheless are up by + 2.8%.

The consolidated revenues of LAGARDERE SCA also benefited from the performance realized by EADS (up + 11.5%). Overall, they were up by + 5.4% on an unadjusted basis.

	Revenues (Millions of €)		Raw variation 04/03	Variation 04/03 restated on a like-for-like basis(*)
	1st quarter of 2004 (1/1-3/31)	1st quarter of 2003 *(1/1-3/31)*		
. LAGARDERE MEDIA	**1,959**	***1,906***	**2.8%**	**3.4%**
- Book	255	*201*	26.7%	1.3%
- Press	504	*515*	(2.1)%	1.0%
- Distribution Services	1,056	*1,074*	(1.6)%	2.8%
- Lagardere Active	144	*116*	24.3%	23.4%
. EADS	**907**	***813***	**11.5%**	NA
LAGARDERE SCA	**2,866**	***2,719***	**5.4%**	NA

(*) excluding changes in group structure and the effects of exchange rates
NA: not available

LAGARDERE MEDIA

"Lagardère Media" revenues, excluding changes in the group structure, edged down - 0.4%. Excluding as well the effects of exchange rates, the growth rate is + 3.4%

- **Hachette Livre**

Following the acquisition of Editis, Hachette Livre is consolidating for the first time the revenues realized —since January 1, 2004— by the publishing companies retained: Dalloz, Dunod, Armand Colin in France, Anaya in Spain, and Larousse. In general, their activity is characterized by a strong seasonality which is heavily weighted towards the second half of the year.
On a like-for-like basis, in spite of an especially difficult basis of comparison (+ 8.3% in the 1st quarter of 2003), Hachette Book continues to advance thanks to the vitality of its sales in France and the success of the "fascicules" activities in Europe.

- **Hachette Filipacchi Médias**

On a like-for-like basis, and after a slight downturn in the 4th quarter of 2003, Hachette Filipacchi Médias resumed its growth in the 1st quarter of 2004 (up + 1%). That improvement occurred very gradually and fairly unequally depending on the countries. The United States managed to maintain its level of performance in spite of a very demanding basis of comparison —indeed, the increase posted in the 1st quarter of 2003 was close to + 15%. France posted a slight speed-up in its growth. Overall, the business climate in the rest of Europe is still sluggish. The emerging countries continue to make strong progress.
As reported, revenues dropped by - 2.1%, particularly due to the appreciation in the euro compared to the US dollar (+ 14.2% compared with the 1st quarter of 2003).

- **Hachette Distribution Services**

Hachette Distribution Services posted an internal growth rate of nearly + 3% —to be compared with + 6.7% in the 1st quarter of 2003 and + 0.5% in the 4th quarter of 2003.
That performance is due particularly to the good performance realized in Europe (especially in Spain, Belgium and Poland).

- **Lagardere Active**

The revenues realized by the Lagardere Active group are up sharply by + 23.4% on a like-for-like basis and + 24.3% in raw data.
Radio – The recovery observed since last August has been borne out. The 1st quarter of 2004 posted growth of more than + 10%. Nevertheless this activity is still marked by the very low visibility of its future growth prospects.
Television – This activity has increased sharply, which is a result of the vitality of Production and the success of theme channels —and of *Canal*Satellite, their main distribution platform.
Lagardere Active Broadband – The sharp increase posted in the 1st quarter was due to significant gains in market share realized by the German subsidiary of *Legion* in providing interactive services to radio stations, and to expanded use of the mobile Internet for *Plurimédia* in France.

In spite of its significant effect on revenues, the drop in the dollar will have a limited impact on the profitability of Lagardère Media. Indeed, since the activities that are exposed to the dollar risk are located in the United States, the associated costs are also denominated in dollars, so the risk is limited to the profits.

EADS

The revenues reported on the **"EADS"** line corresponds to 15.04% of the revenues realized by the EADS company.
To conform to the French accounting standards applied by the Lagardère group, the portion of revenues denominated in foreign currencies is restated to value them at the exchange rates at which they were converted.
Up to and including 2003, because of the special nature of some specific hedging contracts, now expired, EADS revenues were restated.
The revenues of the 1st quarter of 2004 are up by + 11.5%. The *Airbus* division delivered more aircraft and in a more favorable product mix than during the same period last year. Moreover, Defense activities continue to rise.

Paris, May 10, 2004

Leader in media (books, press, audiovisual and distribution of cultural products), Lagardère Group is also present in high technology via its 15.04% stake in EADS.
The Group posted 2003 revenues of € 12,454 M and has 43,000 employees in over 40 countries.
Lagardère Group is listed on the *Premier Marché* of the Paris stock exchange.

Press Contacts

Thierry Funck-Brentano	tel. 33 1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. 33 1 40 69 16 72	amolinie@lagardere.fr

Investor Relation Contact

Alain Lemarchand	tel. 33 1 40 69 18 02	alemarchand@lagardere.fr